

Martin Pidel · 3rd

CMO at SmartGurlz

San Francisco Bay Area · 500+ connections ·

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SmartGurlz

Schiller International University

About

With a robust background in marketing, product development and global leadership, my experience traverses multiple continents with industry leading consumer goods companies such as Hasbro, Leapfrog and Black & Decker. I also founded Career & College 360, an app-based service assisting young adults in their college and career decisions.

With entrepreneurial spirit and strategic vision, I drive growth by seeking, facilitating and supporting opportunities to capture new business and improve organizational performance. I create market share growth, build high-profile brands and expand profitable businesses. Leading teams with creative thinking and consumer insight, we have developed and launched many award-winning products for world-class brands.

I am interested in exploring opportunities across all aspects of executive leadership, strategic planning, global marketing and business development. I welcome the opportunity to discuss creative initiatives I have implemented to meet ambitious corporate goals; or to share my expertise in developing highly integrated on and off-line marketing programs; or the strategies I have leveraged to inspire organizational change and motivate teams.

Please feel free to reach out to me directly via LinkedIn mail or send me an email at pidelmartin@gmail.com

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1,180 followers

 **Congrats Kasey!**
Martin commented

Experience

 **SmartGurlz**
2 yrs 6 mos

> **CMO**
> Jan 2018 – Present · 2 yrs 6 mos
> Silicon Valley, California
>
> It is exciting to be part of a team which is uniquely addressing the under-representation of women in technology. SmartGurlz is the first coding robot made specifically for girls. With a unique gender friendly design, girls are introduced to coding with characters they can relate to and in the way they like to play, through story. I am looking forward to leveraging my industry experience in an even more meaningful way to build SmartGurlz into the leading STEM related brand for girls. wwwSmartGurlz.com

> **CMO**
> Jan 2018 – Present · 2 yrs 6 mos
> Los Gatos California

 **Founder, CEO**
Career & College 360 Inc.
2013 – Jan 2018 · 5 yrs
Los Gatos California

Career + College 360 is an educational consulting firm providing young adults with career opportunity assessments, decision making methodologies and enabling them to maximize on their career potential. As the job market evolves and the US economy remains in flux, c ...**see more**

 **Vice President Global Brand Marketing**



Hasbro
2010 – 2013 · 3 yrs

After having worked for Hasbro for 10 years I was recruited back in 2010 to lead the introduction of the recently acquired & strategically important Sesame Street brand. Together with Sesame Workshop and a team of talented engineers, designers and marketers we developed a line ...**see more**



CMO & Business Development Lead
RYZ
2009 – 2010 · 1 yr

As CMO and business development advisor to the former President of Adidas, USA, I was hired to bolster the shoe company's success by introducing greater focus on consumer marketing, leveraging the companies crowd sourcing design methodology to effectively promote its pr ...**see more**



EVP and General Manager International
LeapFrog
Jan 2007 – Dec 2008 · 2 yrs

Leapfrog recruited and hired a new management team, and as EVP of International my responsibility was to lead the internal division to success. My main focus involved working with all levels of executive management and staff to establish and gain board approval for a strategic plan incl ...**see more**



Hasbro
10 yrs

Vice President, International Marketing
2004 – 2007 · 3 yrs

Based on my experience in the European market and as the lead of global brand teams, I was called on to bridge the gap between them as the head of the International Marketing division.

...**see more**

Vice President of Global Brand Marketing, Director of Retail Marketing & Senior Marketing Manager
1999 – 2004 · 5 yrs

Held various product development, consumer and retail marketing roles

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Various Marketing
Black & Decker
1992 – 1997 · 5 yrs
Europe

Responsible for European product development in England until 1995 & product marketing in Germany through 1997

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Education



Schiller International University
MBA, International Business

in Heidelberg Germany



State University of New York at Albany
BS, Marketing



State University of New York at Buffalo
Bachelor of Science (BS), Marketing

Skills & Endorsements

Product Marketing · 75

 Endorsed by **Nancy Kufferman and 3 others** who are highly skilled at this

 Endorsed by **41 of Martin's colleagues at Hasbro**

Brand Management · 48

 Endorsed by **Donna Reardon and 7 others** who are highly skilled at this

 Endorsed by **23 of Martin's colleagues at Hasbro**

Consumer Products · 40

 Endorsed by **Mark McCall and 2 others**

 Endorsed by **16 of Martin's colleagues**

















Endorsed by Mark McCall and 2 others who are highly skilled at this

Endorsed by 10 of Martin's colleagues at Hasbro

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Recommendations

Received (7) Given (7)

Jaime Hernandez
General Manager at Playmobil Mexico
May 27, 2013, Jaime reported directly to Martin

I had the pleasure of reporting to Martin in his position as EVP for LeapFrog´s International Division, he was recognized by myself and all the LeapFrog Mexico team as a motivation partner with the highest integrity. He is a leader who believes in listening to ... See more

Nancy MacIntyre
Blending Technology with Digital Media, Education and Entertainment. Focus on Global Family Entertainment.
January 15, 2010, Martin worked with Nancy in the same group

Martin is one of the most experienced international business guys I've ever met. He's got a broad knowledge of marketing and sales that creates confidence for employees and outside partners. Martin brought order to the chaos that was Leap... See more

Derek Stothard
V.P. Licensing, Lucasfilm; at Disney Consumer Products
December 16, 2009, Derek worked with Martin but at different companies

As Director of Licensing at Lucasfilm, I worked with Martin during his time as VP of International Marketing at Hasbro. Martin has a unique understanding of how to get things done on a global basis. As head of Hasbro's international marketing division ... See more

Jeff Popper
CEO, Rollplay Business Unit at Goodbaby International
October 15, 2009, Jeff reported directly to Martin

I had the good fortune of reporting to Martin on two different occasions. His inspirational leadership and strategic vision for the teams was outstanding, but importantly for me he was also a great mentor - always providing strong guidance and honest fee... See more

Rob Langstaff
Building overseas subsidiaries for consumer branded goods for over 2 decades. Specializing in building global teams.
October 15, 2009, Rob managed Martin directly

Martin is a very smart, business savvy, "get-it-done" guy. He has a great combination of competitiveness, intelligence, integrity and caring. He is a great guy to have on your team. Martin and I have known each other for 20 years, first as students at Sch... See more

Simon Gardner
Owner of Step Up Consultancy Ltd
October 15, 2009, Simon was senior to Martin but didn't manage directly

Martin is an energetic, highly motivated, and highly experienced Marketing professional. He has extensive International capabilities and is brilliant at co-ordinating, leading and driving diverse teams and complex projects. I have no hesitation in r... See more

Hilda West
Vice President, Talent and Culture at The Clorox Company
August 26, 2009, Hilda worked with Martin in different groups

Martin and I were peers on the executive team at LeapFrog for 2+ years and I believe he is an exemplary leader. He is a strategic thinker, who is hard-working, passionate, empathetic and organized. At LeapFrog, he was well-liked, respected and trusted ... See more

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Accomplishments

2 **Languages**
English • German

Interests

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